**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# Form 8-K

**CURRENT REPORT**

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 20, 2004

# DEVELOPERS DIVERSIFIED REALTY CORPORATION

(Exact name of registrant as specified in its charter)

| Ohio | 1-11690 | 34-1723097 |
|---|---|---|
| (State or other Jurisdiction or incorporation) | (Commission File Number) | (IRS Employer Identification Number) |

3300 Enterprise Parkway, Beachwood, Ohio 44122

Registrant's telephone number, including area code     (216) 755-5500

N/A

(Former name of former address, if changed since last report)

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

This Form 8-K is being filed to update the financial statements of JDN Realty Corporation as of December 31, 2002 and 2001 and for the three years ended December 31, 2002 to reflect the presentation required pursuant to S-X Rule 3-15 which is followed by Developers Diversified Realty Corporation.

**DEVELOPERS DIVERSIFIED REALTY CORPORATION**
**INDEX TO FINANCIAL STATEMENTS**
December 31, 2002

## JDN REALTY CORPORATION
## CONSOLIDATED BALANCE SHEETS

|  | December 31, | |
|---|---|---|
|  | 2002 | 2001 |
|  | (In thousands) | |
| **ASSETS** | | |
| Shopping center properties, at cost: | | |
| Land | $ 372,911 | $ 289,296 |
| Buildings and improvements | 658,794 | 624,759 |
| Property under development | 81,097 | 188,484 |
|  | 1,112,802 | 1,102,539 |
| Less: accumulated depreciation and amortization | (102,752) | (88,152) |
| Property held for sale | 8,757 | — |
| Shopping center properties, net | 1,018,807 | 1,014,387 |
| Cash and cash equivalents | 2,817 | — |
| Restricted cash — escrow | 832 | 1,815 |
| Accounts receivable | 22,310 | 17,160 |
| Investments in and advances to unconsolidated entities | 15,140 | 12,628 |
| Deferred costs, net of amortization | 4,529 | 6,238 |
| Other assets | 14,228 | 13,235 |
|  | $1,078,663 | $1,065,463 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Liabilities | | |
| Unsecured notes payable | $ 234,821 | $ 234,759 |
| Secured line of credit and term loan | 212,000 | 230,000 |
| Mortgage notes payable | 144,657 | 96,362 |
| Accounts payable and accrued expenses | 15,675 | 27,633 |
| Other liabilities | 13,802 | 14,191 |
| Total liabilities | 620,955 | 602,945 |
| Third party investors' interest | 3,036 | 2,999 |
| Shareholders' Equity | | |
| Preferred stock, par value $.01 per share — authorized 20,000,000 shares: 9 3/8% Series A Cumulative Redeemable Preferred Stock, liquidation preference $25 per share, issued and outstanding 2,000,000 shares in 2002 and 2001 | 20 | 20 |
| Common stock, par value $.01 per share — authorized 150,000,000 shares, issued and outstanding 34,793,745 and 34,795,045 shares in 2002 and 2001, respectively | 348 | 348 |
| Paid-in capital | 471,191 | 475,264 |
| Accumulated other comprehensive loss | — | (4,266) |
| Accumulated deficit | (16,887) | (11,847) |
|  | 454,672 | 459,519 |
|  | $1,078,663 | $1,065,463 |

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

# JDN REALTY CORPORATION
## CONSOLIDATED STATEMENTS OF OPERATIONS

|  | Years Ended December 31, | | |
| --- | --- | --- | --- |
|  | 2002 (Restated) | 2001 (Restated) | 2000 (Restated) |
|  | (In thousands, except per share amounts) | | |
| Revenues: | | | |
| Minimum and percentage rents | $ 84,777 | $ 81,457 | $ 85,307 |
| Recoveries from tenants | 15,410 | 14,411 | 12,434 |
| Other revenue | 3,559 | 881 | 1,908 |
| Total revenues | 103,746 | 96,749 | 99,649 |
| Operating expenses: | | | |
| Operating and maintenance | 10,021 | 10,005 | 8,489 |
| Real estate taxes | 10,339 | 8,233 | 6,609 |
| General and administrative | 11,328 | 11,242 | 8,574 |
| Corporate investigation and legal costs | — | 982 | 3,159 |
| Impairment loss | 1,440 | 1,841 | 18,882 |
| Severance expense | — | — | 3,711 |
| Depreciation and amortization | 20,837 | 20,144 | 19,525 |
| Transaction costs | 3,282 | — | — |
| Settlement expense | — | 45,788 | — |
| Total operating expenses | 57,247 | 98,235 | 68,949 |
| Income (loss) from operations | 46,499 | (1,486) | 30,700 |
| Other income (expense): | | | |
| Interest expense, net | (33,450) | (30,523) | (25,520) |
| Other income (expense), net | (2,938) | 22 | 1,978 |
| Income tax benefit | 1,927 | — | — |
| Equity in net income (loss) of unconsolidated entities | 789 | (150) | (2,976) |
| Income (loss) from continuing operations before minority interest in net income of consolidated subsidiaries and net gain on real estate sales | 12,827 | (32,137) | 4,182 |
| Minority interest in net income of consolidated entities | (156) | (169) | (222) |
| Income (loss) from continuing operations | 12,671 | (32,306) | 3,960 |
| Discontinued operations: | | | |
| Income from operating properties sold or held for sale | 3,385 | 5,067 | 4,825 |
| Net gain (loss) on disposal of properties | 11,450 | (320) | — |
| Income (loss) before net gain on real estate sales, extraordinary item and cumulative effect of change in accounting principle | 27,506 | (27,559) | 8,785 |
| Net gain on real estate sales | 4,616 | 25,317 | 14,712 |
| Income (loss) before extraordinary item and cumulative effect of change in accounting principle | 32,122 | 2,242 | 23,497 |
| Extraordinary item | — | (1,608) | — |
| Income (loss) before cumulative effect of change in accounting principle | 32,122 | (3,850) | 23,497 |
| Cumulative effect of change in accounting principle | (172) | (280) | — |
| Net income (loss) | 31,950 | (4,130) | 23,497 |
| Dividends to preferred shareholders | (4,688) | (4,688) | (4,688) |
| Net income (loss) attributable to common shareholders | $ 27,262 | $ (8,818) | $ 18,809 |
| Income (loss) per common share — basic: | | | |
| Income (loss) from continuing operations (net of preferred dividends) | $ 0.23 | $ (1.13) | $ (0.02) |
| Discontinued operations | 0.43 | 0.15 | 0.15 |
| Extraordinary item | — | (0.05) | — |
| Cumulative effect of change in accounting principle | — | (0.01) | — |
| Net income (loss) attributable to common shareholders | $ 0.79 | $ (0.27) | $ 0.58 |
| Income (loss) per common share — diluted: | | | |
| Income (loss) from continuing operations (net of preferred dividends) | $ 0.23 | $ (1.13) | $ (0.02) |
| Discontinued operations | 0.43 | 0.15 | 0.15 |
| Extraordinary item | — | (0.05) | — |
| Cumulative effect of change in accounting principle | — | (0.01) | — |
| Net income (loss) attributable to common shareholders | $ 0.79 | $ (0.27) | $ 0.58 |
| Dividends per common share | $ 1.07 | $ 1.14 | $ 1.30 |

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

# JDN REALTY CORPORATION
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| (in thousands, except per share data) | Preferred Stock | Common Stock | Paid-in Capital | Accumulated Other Comprehensive Income | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|
| **Balance, January 1, 2000** | $20 | $334 | $518,504 | $ — | $ (3,029) | $515,829 |
| Issuances of common stock | — | 5 | 1,610 | — | — | 1,615 |
| Retirement of restricted common stock | — | (6) | (291) | — | — | (297) |
| Repurchases of common stock | — | (4) | (6,839) | — | — | (6,843) |
| Distributions to preferred shareholders $(2.34 per share) | — | — | — | — | (4,688) | (4,688) |
| Distributions to common shareholders $(1.30 per share) | — | — | (23,695) | — | (18,809) | (42,504) |
| Net income | — | — | — | — | 23,497 | 23,497 |
| **Balance, December 31, 2000** | $20 | $329 | $489,289 | $ — | $ (3,029) | $486,609 |
| Issuances of common stock | — | 20 | 24,277 | — | — | 24,297 |
| Retirement of restricted common stock | — | (1) | (314) | — | — | (315) |
| Distributions to preferred shareholders $(2.34 per share) | — | — | — | — | (4,688) | (4,688) |
| Distributions to common shareholders $(1.14 per share) | — | — | (37,988) | — | — | (37,988) |
| Components of comprehensive loss: | | | | | | |
| Net loss | — | — | — | — | (4,130) | (4,130) |
| Fair value of derivatives adjustment | | | | (4,266) | | (4,266) |
| Comprehensive loss | | | | | | (8,396) |
| **Balance, December 31, 2001** | $20 | $348 | $475,264 | $(4,266) | $(11,847) | $459,519 |
| Issuances of common stock | — | 1 | 1,128 | — | — | 1,129 |
| Retirement of restricted common stock | — | (1) | (273) | — | — | (274) |
| Distributions to preferred shareholders $(2.34 per share) | — | — | — | — | (4,688) | (4,688) |
| Distributions to common shareholders $(1.07 per share) | — | — | (4,928) | — | (32,302) | (37,230) |
| Components of comprehensive income: | | | | | | |
| Net income | — | — | — | — | 31,950 | 31,950 |
| Fair value of derivatives adjustment | — | — | — | 4,266 | — | 4,266 |
| Comprehensive income | | | | | | 36,216 |
| **Balance, December 31, 2002** | $20 | $348 | $471,191 | $ — | $(16,887) | $454,672 |

*See accompanying notes.*

F-4

**JDN REALTY CORPORATION**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | (In thousands) | | |
| Cash flows from operating activities: | | | |
| Net income (loss) | $ 31,950 | $ (4,130) | $ 23,497 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation | 21,128 | 20,693 | 19,543 |
| Amortization | 6,070 | 6,335 | 3,499 |
| Equity in net (income) loss of unconsolidated entities | (789) | 150 | 2,976 |
| Minority interest in net income of consolidated entities | 156 | 169 | 222 |
| Net gain on real estate sales | (4,616) | (25,317) | (14,712) |
| Impairment losses | 1,440 | 1,841 | 18,882 |
| Settlement expense | — | 22,653 | — |
| (Gain) loss on disposal of properties, net of impairment loss | (11,450) | 320 | — |
| Extraordinary item | — | 1,608 | — |
| Cumulative effect of change in accounting principle | 172 | 280 | — |
| Changes in assets and liabilities: | | | |
| Accounts receivable | (2,611) | (1,411) | (928) |
| Other assets | (1,807) | 104 | 310 |
| Accounts payable and accrued expenses | (5,973) | 5,009 | (1,235) |
| Other liabilities | 6,914 | 8,216 | 602 |
| Net cash provided by operating activities | 40,584 | 36,520 | 52,656 |
| Cash flows from investing activities: | | | |
| Development and redevelopment of shopping center properties | (114,368) | (145,902) | (33,639) |
| Improvements to shopping center properties | (1,349) | (1,225) | (2,134) |
| Investments in and advances to unconsolidated entities | (1,685) | (1,156) | (96,089) |
| Proceeds from real estate sales | 94,341 | 165,122 | 99,459 |
| Other | 235 | 2,933 | (1,295) |
| Net cash provided by (used in) investing activities | (22,826) | 19,772 | (33,698) |
| Cash flows from financing activities: | | | |
| Proceeds from line of credit and term loan | 145,100 | 401,900 | 204,596 |
| Proceeds from mortgages and notes payable | 81,390 | 23,000 | — |
| Principal payments on line of credit and term loan | (163,100) | (413,900) | (197,596) |
| Principal payments on mortgages and notes payable | (33,095) | (27,344) | (2,744) |
| Repurchases of common stock | — | — | (6,843) |
| Distributions paid to preferred shareholders | (4,688) | (4,688) | (4,688) |
| Distributions paid to common shareholders | (37,230) | (37,988) | (42,504) |
| Proceeds from deferred exchange of properties | — | — | 40,476 |
| Payments for deferred loan financing charges | (2,816) | (6,020) | (2,454) |
| Other | (502) | (529) | — |
| Net cash provided by (used in) financing activities | (14,941) | (65,569) | (11,757) |
| Increase (decrease) in cash and cash equivalents | 2,817 | (9,277) | 7,201 |
| Cash and cash equivalents, beginning of year | — | 9,277 | 2,076 |
| Cash and cash equivalents, end of year | $ 2,817 | $ — | $ 9,277 |

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

F-5

JDN Realty Corporation
Notes to Consolidated Financial Statements
December 31, 2002
*(dollars in thousands, except share and per share data)*

## 1. Description of Business and Summary of Significant Accounting Policies

*Description of Business*

JDN Realty Corporation (the "Company") is a real estate company specializing in the development and asset management of retail shopping centers. The Company's operating shopping centers and development projects are located in 21 states. The Company has elected to be taxed as a real estate investment trust ("REIT").

Effective January 1, 2001, the Company acquired 100% of the ownership of JDN Development Company, Inc. ("JDN Development"). Prior to January 1, 2001, the Company owned 1% of the outstanding voting common stock and 100% of the outstanding non-voting common stock of JDN. As a result of this acquisition, the Company changed its accounting for JDN Development from the equity method to the consolidated method. In addition, effective January 1, 2001, the Company and JDN Development elected taxable REIT subsidiary status for JDN Development. Had JDN Development been consolidated effective January 1, 2000, the Company's revenues for the year ended December 31, 2000 would have been $113,673. Net income and earnings per share would not have been materially different than amounts previously reported.

*Basis of Presentation*

The financial statements represent the consolidated financial statements of the Company, and its wholly-owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

*Segment Reporting*

The Company operates in one reportable segment, the development, ownership and operation of retail properties, as defined in Statement of Financial Accounting Standard ("SFAS") No. 131, *Disclosures about the Segments of an Enterprise and Related Information*. Substantially all of the Company's assets, revenues and income are derived from this segment.

*Investments in Unconsolidated Entities*

The Company uses the equity method of accounting for investments in non-majority owned entities, including those where the Company's voting control is less than 20%, where the Company has the ability to exercise significant influence over operating and financial policies. The Company uses the cost method of accounting for investments in non-majority owned entities where both the Company's ownership is less than 20% and it does not have the ability to exercise significant influence over operating and financial policies.

*Real Estate Assets*

Shopping center properties are stated at cost less accumulated depreciation. The Company capitalizes costs of construction, property taxes, interest and other miscellaneous costs incurred during

F-6

the development period until such time as a project becomes ready for its intended use in accordance with SFAS No. 67, *Accounting for Costs and Initial Rental Operations of Real Estate Projects* and SFAS No. 34, *Capitalization of Interest Cost*. Any pre-development costs are written off when the Company determines that a prospective project is no longer probable. The Company provides an allowance for abandoned projects based on management's assessment of the probability of abandonment of each project in the pre-development stage. As of December 31, 2002 and 2001, the allowance for abandoned projects was $3,682 and $1,695, respectively, and the aggregate pre-development costs were $12,188 and $4,213, respectively.

Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation begins on development projects when a project or portion thereof is substantially complete. The estimated useful life of buildings and improvements for financial reporting purposes is 31.5 years. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations which improve or extend the life of the related assets are capitalized and amortized over the remaining useful lives of the related assets.

Management reviews long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates the carrying amount of the asset may not be recoverable and the future undiscounted cash flows expected to be generated by the asset are less than its carrying amount. If such assets are considered to be impaired, the Company records impairment losses and reduces the carrying amount of impaired assets to an amount that reflects the fair value of the assets at the time impairment is evident. Management also reviews estimated selling prices of assets held for sale and records impairment losses to reduce the carrying amount of assets held for sale when the carrying amounts exceed the estimated selling prices less costs to sell.

On January 1, 2002, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 clarifies the guidance previously issued in SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* and Accounting Principles Board ("APB") Opinion No. 30 *Reporting the Results of Operations* and resolves implementation issues created by SFAS No. 121. Under the new guidance, the Company continues to assess long-lived assets used in operations and assets held for sale for impairments when indicators are present, as described above. In addition, depreciation of long-lived assets held for sale is not permitted. If an asset held for sale reverts to an asset used in operations, the asset would be measured at the lower of the original carrying cost, adjusted for the forgone depreciation, or the fair value at the date of the decision to hold the asset. In accordance with SFAS No. 144, the results of operations and the gain or loss on disposition of operating properties sold after January 1, 2002 or held for sale at December 31, 2002 have been presented in discontinued operations for all periods presented on the consolidated statements of operations.

In 2001, the Company changed its method of allocating land basis on development projects from a method based primarily on acreage to a method based on relative value of parcels to the projects. In management's opinion, the new method of project cost allocation more appropriately reflects the value of individual project components, thereby minimizing disparity in gain (loss) on real estate sales among project components. The effect of the change in accounting estimate in 2001 was a reduction in gain on real estate sales of $1.2 million or $0.04 per share.

*Deferred Costs*

Costs and fees associated with the Company's debt obligations are included in deferred costs in the accompanying consolidated balance sheets and are amortized over the terms of the related debt agreements. Amortization of these deferred financing costs is included in interest expense in the consolidated statements of operations. Accumulated amortization related to deferred costs totaled approximately $3,901 and $5,478 at December 31, 2002 and 2001, respectively.

In March 2001, the Company charged $1,608 of unamortized deferred costs to expense as an extraordinary item in connection with the early extinguishment of the $175,000 Line of Credit and $100,000 Term Loan with Wachovia Bank, N.A.

*Other Assets*

Included in other assets is a note receivable from an unrelated party with carrying amounts of $6,202 and $6,500 as of December 31, 2002 and 2001, respectively. Income tax receivable generated at JDN Development of $1,917 and $2,258 as of December 31, 2002 and 2001, respectively, is also included in other assets.

The Company capitalizes certain internal and external costs incurred in the development of computer software for internal use in accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. At December 31, 2002 and 2001, $2,838 and $1,170, respectively, of such amounts were included in other assets in the accompanying consolidated balance sheets.

*Operating Revenue Recognition*

The Company leases space in its shopping centers to tenants and recognizes minimum base rentals as revenue on a straight-line basis over the terms of the operating leases in accordance with SFAS No. 13, *Accounting for Leases*. The tenants are required to pay additional rentals based on common area maintenance expenses, and the Company recognizes such rentals as the revenue is earned. Certain tenants pay a percentage based on store sales exceeding a pre-defined threshold. These percentage rentals are recognized as sales contingencies are resolved.

*Concentration of Credit Risk*

The Company's tenant base includes primarily national and regional retail chains and local retailers. Consequently, credit risk is concentrated in the retail industry. Rents receivable, in excess of security deposits, are unsecured and subject to credit losses to this extent. The Company provides an allowance for uncollectible rents receivable based on management's judgement of the collectibility of the receivables which is based on a number of factors including historical write-off's and specific review of tenant accounts.

*Net Gain on Real Estate Sales*

The Company recognizes gain or loss on real estate sales when the earnings process is deemed to be complete, in accordance with SFAS No. 66, *Accounting for Real Estate Sales*, which generally coincides with the closing.

*Interest Costs*

Interest costs incurred during the development period of projects are capitalized and depreciated over the life of the related building in accordance with SFAS. No. 34, *Capitalization of Interest Cost*. Interest costs capitalized were $9,680, $13,606, and $9,444 for the years ended

December 31, 2002, 2001 and 2000, respectively. Interest payments totaled $38,746, $39,308, and $45,051 during the years ended December 31, 2002, 2001, and 2000, respectively. Interest income totaled $503, $817, and $14,209 during the years ended December 31, 2002, 2001 and 2000, respectively.

*Interest Rate Protection Agreements*

The Company has historically used interest rate swap agreements to hedge its exposure to increasing rates on its floating rate debt. The interest rate swap agreements involve the exchange of amounts based on variable interest rates for amounts based on fixed interest rates over the lives of the agreements without an exchange of the notional amounts upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment to interest incurred.

Effective January 1, 2001, the Company adopted SFAS No. 133, as amended by SFAS No. 137 and No. 138 *Accounting for Derivative Instruments and Hedging Activities* ("Statement No. 133"). Statement No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. For derivatives designated as hedges, the change in the fair value of the derivative is offset against the change in fair value of the hedged asset, liability or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Derivatives that are not hedges must be adjusted to fair value through income. Upon adoption of Statement No. 133 in 2001, the Company recorded $280 cumulative effect of change in accounting principle related to the fair value of its interest rate cap.

The Company has historically maintained interest rate swap agreements which are designated and qualify under the provisions of SFAS No. 133 as cash flow hedges. By matching the terms of the interest rate swap agreements and their designated debt instruments, the Company structured cash flow hedges that are highly effective in offsetting the variable interest cash flows on the related debt instruments. The Company monitors hedge effectiveness and the financial standing of the counterparty on an ongoing basis. The fluctuations in the fair value of the interest rate swaps are included in accumulated other comprehensive loss, a component of shareholders' equity, and other liabilities in the accompanying consolidated balance sheets. The Company recorded adjustments to accumulated other comprehensive income (loss) in the amount of $(4,266), $4,266 and $ — in 2002, 2001 and 2000, respectively. All of the Company's interest rate swap agreements expired on December 31, 2002 and were not renewed.

*Comprehensive Income (Loss)*

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss), which includes all other non-owner transactions and events that change shareholder's equity. The components of comprehensive income (loss) are presented in the consolidated statements of shareholders' equity. Other comprehensive loss is composed solely of changes in the fair value of the Company's interest rate swap agreements. (See Note 16)

*Stock-Based Compensation*

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The Company uses the intrinsic value method for valuing its awards of stock options and restricted stock and recording the related compensation expense, if any, in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations. No stock-based employee or director compensation cost for stock options is reflected in net income, as all options granted have exercise prices equal to the market value of the underlying common stock on the date of grant. The Company records compensation expense related to its restricted stock awards. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

|  | Years ended December 31, | | |
|  | 2002 | 2001 | 2000 |
| --- | --- | --- | --- |
| Net income (loss), as reported | $31,950 | $(4,130) | $23,497 |
| Add: Stock-based employee compensation included in reported net income | 1,159 | 1,569 | 152 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards | (1,553) | (1,827) | (655) |
| Net income | $31,556 | $(4,388) | $22,994 |
| Net income attributable to common shareholders | $26,868 | $(9,076) | $18,306 |
| Net income attributable to common shareholders per share: | | | |
|   Basic — as reported | $ 0.79 | $ (0.27) | $ 0.58 |
|   Basic — pro forma | $ 0.78 | $ (0.28) | $ 0.57 |
|   Diluted — as reported | $ 0.79 | $ (0.27) | $ 0.58 |
|   Diluted — pro forma | $ 0.77 | $ (0.28) | $ 0.56 |

*Income Taxes*

The Company operates as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). As a result, the Company is generally not subject to federal income taxes to the extent that it distributes annually at least 90% of its REIT taxable income to its shareholders and satisfies certain other requirements defined in the Code. In connection with the Tax Relief Extension Act of 1999, as of January 1, 2001, the Company is permitted to engage in certain activities, which it was previously precluded from in order to maintain its REIT classification, so long as such activities are conducted by separate entities that elect to be treated as taxable REIT subsidiaries under the Code. As such, taxable REIT subsidiaries are subject to federal income tax on the income from these activities.

The Company's taxable REIT subsidiary, JDN Development, uses the liability method of accounting for income taxes, in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred income tax assets and liabilities result from temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in the future years. Management provides valuation allowances against the deferred tax asset for amounts which are not considered "more likely than not" to be realized.

The Company's distributions per common share are approximately as follows:

| | Years ended December 31, | | |
|---|---|---|---|
| | **2002** | **2001** | **2000** |
| Ordinary income | $0.67 | $0.32 | $0.64 |
| Return of capital | 0.13 | 0.06 | — |
| Long-term capital gains | 0.27 | 0.76 | 0.66 |
| | $1.07 | $1.14 | $1.30 |

*Cash and Cash Equivalents*

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

*Use of Estimates*

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

*Reclassifications*

Certain amounts as previously reported have been reclassified to conform to the current year's presentation.

*New Accounting Pronouncements*

Effective January 1, 2002, the Company implemented SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 prohibits regular amortization of goodwill and requires at least annual impairment analyses of all recorded goodwill. Upon adoption of Statement No. 142, the Company recorded $172 as a cumulative effect of change in accounting principle related to the impairment of the Company's existing goodwill. No additional goodwill exists at December 31, 2002.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45: *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires guarantees to be recognized and initially measured at fair value on the guarantor's balance sheet. In addition, guarantors are required to make significant new disclosures, even when the likelihood of the guarantor making payments under the guarantee is remote. FIN 45's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted the disclosure requirements of FIN 45 for this report and adopted the initial recognition and measurement provisions as of January 1, 2003. The adoption of the recognition and measurement provisions are not expected to have a significant impact on the Company.

## 2. Unsecured Notes Payable

Unsecured Notes Payable consisted of the following:

|  | December 31, | |
| --- | --- | --- |
|  | **2002** | **2001** |
| MandatOry Par Put Remarketed Securities | $ 75,000 | $ 75,000 |
| Seven Year Notes | 74,944 | 74,908 |
| Ten Year Notes | 84,877 | 84,851 |
|  | $234,821 | $234,759 |

The MandatOry Par Put Remarketed Securities ("MOPPRS") represent unsecured notes payable with a face amount of $75,000, a stated interest rate of 6.918% and a maturity date of March 31, 2013. Interest on the MOPPRS is payable semi-annually in arrears on each March 31 and September 30. In connection with the issuance of the MOPPRS, the Company sold an option to remarket the MOPPRS on March 31, 2003 to a third party (the "Remarketing Agent"). The MOPPRS are subject to mandatory tender on March 31, 2003. Based upon the terms of the remarketing agreement, if the Remarketing Agent resigns and does not remarket the MOPPRS, the Company is required to pay a yield maintenance penalty to the Remarketing Agent of these notes on or before the mandatory tender date. As of December 31, 2002, this yield maintenance amount was approximately $11,239.

The Seven-Year Notes represent unsecured notes with a face amount of $75,000, a stated interest rate of 6.80% and a maturity date of August 1, 2004. The Ten-Year Notes represent unsecured notes payable with a face amount of $85,000, a stated interest rate of 6.95% and a maturity date of August 1, 2007. Interest on the Seven Year Notes and Ten Year Notes is payable semi-annually in arrears on each February 1 and August 1.

The Seven Year Notes, the Ten Year Notes and the MOPPRS were issued under Supplemental Indentures and an Indenture which contain covenants customary for notes of these types, including limitations on total indebtedness of the Company, limitations on secured debt, maintenance of minimum interest coverage ratios and maintenance of minimum ratios of unencumbered assets to unsecured debt.

## 3. Revolving Line of Credit and Term Loan

The Revolving Line of Credit and Term Loan consisted of the following:

|  | December 31, | |
| --- | --- | --- |
|  | **2002** | **2001** |
| Term Loan | $150,000 | $150,000 |
| Revolving Line of Credit | 62,000 | 80,000 |
|  | $212,000 | $230,000 |

The Company entered into the Fourth Amended and Restated Master Credit Agreement (the "Secured Credit Agreement") with Fleet National Bank as Agent on December 28, 2002. The Secured Credit Agreement includes the Revolving Line of Credit, a $150,000 secured line of credit, and the Term Loan, a $150,000 secured term loan. The Secured Credit Agreement matures on the earlier of January 1,

2004 or the closing of the proposed merger with Developers Diversified Realty Corporation ("DDR"). See Note 21 for further information on the proposed merger. The Company incurred $1,923 in fees and expenses in connection with the closing of the Secured Credit Agreement. The Secured Credit Agreement was repaid on March 13, 2003 in connection with the merger with Developers Diversified Realty Corporation (See Note 21).

The Secured Credit Agreement replaced the Third Amended and Restated Master Credit Agreement (the "2001 Credit Facility") with Fleet as Agent, which was executed on March 29, 2001 and was scheduled to mature on December 31, 2002 but was satisfied in full with proceeds from the Secured Credit Agreement. The 2001 Credit Facility was comprised of a $150,000 secured term loan and a $150,000 secured line of credit.

Through March 14, 2003, interest on loans made pursuant to the Secured Credit Agreement ranges from LIBOR plus 2.125% to LIBOR plus 2.250%, based on the Company's leverage and credit quality or, at the Company's discretion, the agent's prime lending rate. Beginning March 15, 2003, the spread over LIBOR will increase by 0.25%. As of December 31, 2002, the Revolving Line of Credit and Term Loan bear interest at LIBOR plus 2.125% or 3.96%.

The Secured Credit Agreement provides that the loans thereunder be secured by first priority security interests in retail shopping center properties. As of December 31, 2002, there were 46 properties valued at approximately $457,576 securing these loans. The Secured Credit agreement contains certain requirements for each property within the Borrowing Base (as defined in the Secured Credit Agreement) and certain value and occupancy requirements for the Borrowing Base in the aggregate. The Company may, however, add, remove or substitute certain of its other properties as Borrowing Base Properties subject to the conditions set forth in the Secured Credit Agreement.

The Secured Credit Agreement contains financial covenants including, but not limited to, a liabilities-to-assets ratio, fixed charges coverage ratios and a net worth covenant. The terms of the Secured Credit Agreement limit the amount of development, pre-development and construction activities through March 14, 2003, after which the Company is permitted to engage only in the completion of existing projects. The Secured Credit Agreement also restricts common dividends that the Company may pay to $0.20 per share for the first quarter of 2003 and to 90% of REIT taxable income thereafter.

Also in December, the Company obtained a commitment with Fleet National Bank as Agent for a $50,000 unsecured term loan (the "Unsecured Term Loan"). The Company incurred $250 in fees in connection with the Unsecured Term Loan. The Unsecured Term Loan may be funded by March 28, 2003 and proceeds must be used solely for repayment of the Company's MOPPRS which are subject to mandatory tender on March 31, 2003. Borrowings under the Unsecured Term Loan will bear interest at LIBOR plus 4.00% until September 30, 2003; thereafter the Unsecured Term Loan will bear interest at LIBOR plus 5.55%. The Unsecured Term Loan will matured on March 13, 2003 concurrently withthe closing of the merger with DDR.

## 4. Mortgage Notes Payable

As of December 31, 2002, the Company's Mortgage Notes Payable consists of the following:

F-13

|                          | December 31, | |
|                          | 2002 | 2001 |
| --- | --- | --- |
| Amortizing Notes Payable | $114,086 | $96,362 |
| Construction Loans | 30,571 | — |
| | $144,657 | $96,362 |

The Amortizing Notes Payable represent nine amortizing mortgage notes secured by shopping center properties with an aggregate net book value of $79,436 as of December 31, 2002. The Amortizing Notes Payable bear interest at a weighted average interest rate of 7.09%, require aggregate monthly principal and interest payments of $927 and mature at dates ranging from 2003 to 2027.

The Construction Loans represent four variable-rate mortgage notes secured by land and improvements at four of the Company's development projects. The Construction Loans, obtained in 2002, provide for maximum borrowings of $65,500 and have two-year terms, but may be extended provided certain leasing and development targets are met. As of December 31, 2002, the Construction Loans bear interest at LIBOR plus 2.00% or a weighted average rate of 3.48%.

## 5. Debt Maturities

As of December 31, 2002, principal payments on the Company's Unsecured Notes Payable, Line of Credit, Term Loan, and Mortgage Notes Payable were due as follows:

| Year ending December 31, | |
| --- | --- |
| 2003 | 84,049 |
| 2004 | 321,150 |
| 2005 | 3,904 |
| 2006 | 4,191 |
| 2007 | 89,377 |
| Thereafter | 88,807 |
| | $591,478 |

## 6. Fair Value of Financial Instruments

During 2001, the Company entered into two interest rate swap contracts with notional amounts of $150,000 and $50,000, respectively, that converted its variable interest payments on the Term Loan and $50,000 of the Revolving Line of Credit to fixed interest payments by effectively fixing the underlying LIBOR rate at 4.62% and 3.585%, respectively. Both interest rate swap agreements expired on December 31, 2002. These swaps were designated and qualified under the provisions of SFAS No. 133 as cash flow hedges, and the Company determined that they were highly effective in offsetting the variable interest cash flows on the related debt instruments. The fluctuations in the fair value of the interest rate swaps are included in accumulated other comprehensive loss, a component of shareholders' equity, and other liabilities in the consolidated balance sheets through the date of their expiration.

The carrying amounts and fair values of the Company's financial instruments are as follows:

|                              | December 31, 2002 | | December 31, 2001 | |
|------------------------------|-----------------|------------|-----------------|------------|
|                              | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Cash and Cash Equivalents    | $ 2,817         | $ 2,817    | $ —             | $ —        |
| Accounts Receivable          | 22,811          | 22,811     | 17,160          | 17,160     |
| Accounts Payable             | 15,675          | 15,675     | 27,633          | 27,633     |
| Unsecured Notes Payable      | 234,821         | 237,511    | 234,759         | 209,750    |
| Mortgage Notes Payable       | 144,657         | 136,028    | 96,362          | 93,435     |
| Interest Rate Swaps and Cap  | —               | —          | 4,266           | 4,266      |

The following methods and assumptions were used by the Company in estimating its fair value disclosures of financial instruments:

- Cash and cash equivalents, accounts receivable and accounts payable: the carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values.

- Unsecured notes payable: the fair values of the Company's unsecured notes payable are estimated based on dealer quotes at or near year-end.

- Lines of credit and term loan: the carrying amounts of the Company's borrowings under its lines of credit and term loan approximate fair value based on the Company's current incremental borrowing rates for similar borrowing arrangements.

- Mortgage notes payable: the fair value of the Company's mortgage notes payable are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

- Interest rate swaps and cap: the fair values of the Company's interest rate swaps and cap are based on dealer quotes that consider the estimated net proceeds if sold for positive valuations or the estimated cost to terminate for negative valuations.

## 7. Income Taxes

As a result of its REIT status, JDN Realty Corporation incurred no federal income tax liability in 2002, 2001 and 2000. During 2002, the Company sought clarification with respect to an issue related to satisfaction of certain technical requirements for qualification as a REIT for two quarters in the year ended December 31, 2000. The Company and the Internal Revenue Service entered into a Closing Agreement in December 2002, which settled the matters in question. The Company paid $286 in connection with the IRS Closing Agreement.

JDN Development, a "C" corporation for federal income tax purposes, recorded an income tax benefit of $1,927 for the year ended December 31, 2002 because the Company reduced its valuation allowance during the year. The valuation allowance was reduced because of the passage of the Job Creation and Worker Assistance Act of 2002 which enables companies to carryback net operating losses created in 2001 and 2002 for five years rather than the standard two years. In 2002, the Company carried back approximately $6,600 of its 2002 and 2001 loss to its 1996 and 1997 tax years. The remainder of the net deferred tax assets were reserved in prior years because management is not able to determine with

F-15

certainty the amount and timing of future taxable income available to utilize the net operating loss carryforward in future periods.

A reconciliation of the provision for income taxes to the federal statutory rate for the years ended December 31, 2002 and 2001 for JDN Development is as follows:

|  | 2002 | 2001 |
|---|---|---|
| Tax benefit, at statutory rate | $ (549) | $(6,649) |
| State tax, net of federal benefit | (78) | (950) |
| Non-deductible items | 25 | 386 |
| Other | 411 | 189 |
| Valuation allowance | (1,736) | 7,024 |
|  | $(1,927) | $ — |

JDN Development has net operating loss carryforwards of approximately $16,738 which will begin to expire on 2020 and are available to offset future taxable income.

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences that give rise to significant portions of the deferred tax assets and liabilities are excess book over tax depreciation, impairment losses on real estate held for sale not currently tax deductible for tax purposes, various accrued liabilities not currently tax deductible, certain differences in cost capitalization between financial reporting and tax purposes and the net operating loss carryforward. Deferred tax assets and liabilities of JDN Development consist of the following at December 31, 2002 and 2001:

|  | 2002 | 2001 |
|---|---|---|
| Deferred tax assets | $ 12,361 | $ 13,663 |
| Deferred tax liabilities | (1,435) | (1,630) |
| Valuation allowance | (10,297) | (12,033) |
| Net deferred tax asset | $ 629 | $ — |

## 8. Preferred Stock

The Company has 2,000,000 shares outstanding of its 9 3/8% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred Stock"), par value $0.01 per share, with a liquidation preference of $25.00 per share. The Series A Preferred Stock has no stated maturity but is redeemable at the Company's option on or after September 15, 2003 for $25.00 per share plus accumulated, accrued and unpaid dividends. Dividends on the Series A Preferred Stock are cumulative from the date of original issue and are payable quarterly on or about the last day of March, June, September and December of each year, when and as declared. Holders of the Series A Preferred Stock have no voting rights except with respect to certain extraordinary events affecting the rights of the holders of the Series A Preferred Stock. The Series A Preferred Stock is not convertible or exchangeable for any other securities or property of the Company.

## 9. Investments in and Advances to Unconsolidated Entities

Prior to January 1, 2001, the Company owned 1% of the outstanding voting common stock and 100% of the outstanding non-voting common stock of JDN Development. The Company accounted for its investment in JDN Development using the equity method because management believed it was able to exercise significant influence over the operating and financial policies of JDN Development. Effective January 1, 2001, the Company acquired 100% of the ownership of JDN Development and consequently consolidated its investment in JDN Development.

The Company has investments in 23 partnerships formed for the purpose of acquiring, developing, selling or exchanging real estate assets. During the development stage of any project developed within one of these partnerships, the Company is the limited partner and JDN Development is the general partner. Once the project has reached stabilization, the Company becomes the general partner and JDN Development becomes the limited partner. Prior to January 1, 2001, these investments were not consolidated in the Company's financial statements. Beginning January 1, 2001, concurrent with the consolidation of JDN Development, all of these investments are consolidated into the Company's financial statements.

As of December 31, 2002, the Company owned 50% economic interests in three limited liability companies formed for the purpose of acquiring, holding and selling land in Monroe, Louisiana, Jackson, Mississippi and Pooler, Georgia, respectively. In addition, the Company owned a 49% interest in two limited liability companies, one of which operates a newly completed shopping center located in Suwanee, Georgia and the other was formed for the purpose of developing land in Suwanee, Georgia. The Company accounts for these investments using the equity method.

The Company also owns approximately 12% of the economic interest in a limited partnership that owns undeveloped land in Opelika, Alabama. The Company accounts for this investment using the cost method.

The following summarizes the combined financial information of the Company's unconsolidated entities:

|  | December 31, | |
| --- | --- | --- |
|  | 2002 | 2001 |
| Assets | | |
| Operating properties | $38,795 | $39,979 |
| Property under development | — | 68 |
| Land held for sale | 12,021 | 7,928 |
| Total real estate | 50,816 | 47,975 |
| Other assets | 1,058 | 377 |
|  | $51,874 | $48,352 |
| Liabilities | | |
| Mortgage notes payable (1) | $32,214 | $30,798 |
| Other liabilities | 556 | 504 |
|  | 32,770 | 31,302 |
| Third party investors' interest | — | — |
| Equity | 19,104 | 17,050 |
|  | $51,874 | $48,352 |

|  | Years Ended December 31, | | |
| --- | --- | --- | --- |
|  | 2002 | 2001 | 2000 |
| Rental revenues | $ 3,706 | $ 3,125 | $ 3,357 |
| Operating expenses | (1,513) | (4,582) | (5,372) |
| Impairment losses | — | — | (5,833) |
| Provision for abandoned projects | — | — | (3,819) |
| Income (loss) from operations | 2,193 | (1,457) | (11,667) |
| Interest expense | (1,503) | (476) | (9,476) |
| Net gain on real estate sales | 227 | — | 11,828 |
| Other income (expense), net | (126) | (548) | 3,311 |
| Income (loss) before income tax expense | 791 | (2,481) | (6,004) |
| Income tax expense | — | — | (2,999) |
| Net income (loss) | $ 791 | $(2,481) | $ (9,003) |

(1)  The Company guarantees the loan of one equity investment in the amount of $1,326 and $2,133 as of December 31, 2002 and 2001, respectively.

## 10. Operating Leases

Shopping center properties are leased to tenants under operating leases with expiration dates extending to the year 2059. As of December 31, 2002, approximate future minimum rentals due under noncancellable operating leases, excluding tenant reimbursements of operating expenses and additional rentals based on tenants' sales volume, were as follows:

| Year Ending December 31, | |
| --- | --- |
| 2003 | $ 89,673 |
| 2004 | 86,236 |
| 2005 | 79,312 |
| 2006 | 73,358 |
| 2007 | 67,499 |
| Thereafter | 542,236 |
| | $938,314 |

As of December 31, 2002, Lowe's Companies, Inc., a national retailer, was an anchor in 22 of the Company's shopping centers. Lowe's was a tenant of the Company in 11 of the shopping centers and an unrelated party owned Lowe's portion of the center in the remaining 11 shopping centers. Rentals from this significant tenant were 13%, 14% and 13% of total minimum and percentage rent for the years ended December 31, 2002, 2001, and 2000, respectively. There were no other tenants that represented more than 10% of the Company's total minimum and percentage rent in 2002, 2001 or 2000.

## 12. Incentive Stock Plan

The Company maintains the JDN Realty Corporation 1993 Incentive Stock Plan (the "Incentive Stock Plan") which provides for the issuance of 2,673,699 options to purchase shares of the Company's common stock, restricted stock and stock appreciation rights to individuals providing services to the Company, its subsidiaries and affiliated entities, in any combination, at the discretion of the Compensation Committee of the Board of Directors. As of December 31, 2002 and 2001, 1,640,637 and 2,056,187 shares, respectively, were available for the Company to award in any combination of options, restricted stock or stock appreciation rights under the Incentive Stock Plan.

Under the Incentive Stock Plan, the exercise price of options granted will not be less than the fair market value of the shares on the date of grant for incentive stock options and will not be less than 50% of the fair market value of the shares on the date of grant for non-qualified stock options. No options have been granted under the Incentive Stock Plan with exercise prices below fair market value. The options generally expire 10 years from the date of grant. Generally all options, other than options granted in 1995, vest one-third after six months and one-third after each of the two successive twelve-month periods thereafter. Additionally, all outstanding options vest upon a change in control of the Company.

The following is a summary of option activity under the Incentive Stock Plan:

| | Number of Shares Underlying Options | Option Price Per Share | Weighted Average Option Price Per Share | Aggregate Fair Value |
|---|---|---|---|---|
| Options outstanding, January 1, 2000 | 2,669,470 | $13.50 to $21.31 | 17.70 | |
| Granted | 386,000 | $9.75 to $10.50 | 10.18 | $ 88 |
| Forfeited | (2,060,011) | $10.19 to $20.75 | 17.81 | |
| Options outstanding, December 31, 2000 | 995,459 | $9.75 to $20.75 | 14.55 | |
| Granted | 157,500 | $11.25 to $11.81 | 11.74 | $ 114 |
| Exercised | (334) | $10.19 | 10.19 | |
| Forfeited | (322,875) | $10.19 to $20.75 | 15.47 | |
| Options outstanding, December 31, 2001 | 829,750 | $9.75 to $20.75 | 13.67 | |
| Granted | 95,000 | $12.60 to $12.75 | 12.71 | $ 53 |
| Exercised | — | — | — | |
| Forfeited | (78,000) | $10.19 to $20.75 | 19.33 | |
| | | | | **Weighted Average Remaining Contractual Life** |
| Options outstanding, December 31, 2002 | 846,750 | $9.75 to $20.75 | $13.04 | 7.06 years |
| Options exercisable, December 31, 2002 | 598,083 | $9.75 to $20.75 | $13.44 | |

Generally, the Company has awarded restricted stock under the 1993 Incentive Stock Plan pursuant to: the Employee Restricted Stock Program (the "2000 Employee Award"), the JDN Realty Corporation Deferred Bonus Plan (the "Deferred Bonus Plan") and the JDN Realty Corporation Long-Term Incentive Plan (the "LTIP"). The 2000 Employee Award, governed by Restricted Stock Agreements, was issued to key employees in 2000 to provide incentives that reward long-term growth and profitability of the Company. This restricted stock vests ten years after issuance, however, up to 20% may vest each year based upon achieving certain performance criteria adopted by the Compensation Committee. The Deferred Bonus Plan was established in 1998 to provide incentive compensation to certain key employees in the form of a bonus that could be deferred at the election of the employee. An eligible employee could elect to defer all or a specified portion of the receipt of cash bonus payments awarded by the Company and could receive restricted stock in lieu thereof under the Incentive Stock Plan. This restricted stock vested one-fourth on March 1, 1999 and one-fourth on each successive March 1 until 2002. The LTIP was adopted in 1999 to provide certain officers with restricted stock. All restricted stock issued under the LTIP either vested or expired in 2000 pursuant to separation agreements with two of the Company's former officers.

The following is a summary of restricted stock activity under the Incentive Stock Plan:

| | Number of Shares Outstanding | Stock Price On Grant Date | Aggregate Grant-date Fair Value |
|---|---|---|---|
| Non-vested shares outstanding, January 1, 2000 | 686,264 | | |
| Granted | 393,800 | $9.75 to $11.19 | $ 4,185 |
| Vested | (197,877) | | |
| Forfeited | (524,985) | | |
| Non-vested shares outstanding, December 31, 2000 | 357,202 | | |
| Granted | 45,000 | $11.98 to $12.49 | $ 561 |
| Vested | (144,380) | | |
| Forfeited | (27,445) | | |
| Non-vested shares outstanding, December 31, 2001 | 230,377 | | |
| Granted | 20,000 | $12.48 to $12.75 | $ 254 |
| Vested | (100,529) | | |
| Forfeited | (20,920) | | |
| Non-vested shares outstanding, December 31, 2002 | 128,928 | | |

The Company recorded expense in the amount of $781, $1,200 and $417 related to stock based compensation under the Incentive Stock Plan for the years ended December 31, 2002, 2001 and 2000, respectively.

**13.    Directors Stock Plan**

The Company maintains the JDN Realty Corporation 1993 Non-Employee Director Stock Option Plan, Amended and Restated April 15, 2002 (the "Directors Plan") which provides for the issuance of 949,999 options to purchase shares of the Company's common stock or the granting of shares of common stock to members of the Company's Board of Directors who are not employees of the Company. The Directors Plan provides that 15,000 options be granted automatically to each non-employee director serving the Company on January 1 of each year. The exercise price of each option equals the fair market value of the shares on the date of grant and vests according to the following: (a) one-third six months after the date of grant, (b) one-third 18 months after the date of grant, and (c) one-third 30 months after the date of grant. The plan also provides for the awarding of $8.75 in value of common stock to each non-employee director on the first day of each calendar quarter and authorizes an award of 30,000 options to each non-employee director on a one-time basis.

The following is a summary of option activity under the Directors Plan:

F-21

| | Number of Shares Underlying Options | Option Price Per Share | Weighted Average Option Price Per Share | Aggregate Fair Value |
|---|---|---|---|---|
| Options outstanding, January 1, 2000 | 124,500 | $13.333 to $21.584 | $19.06 | |
| Granted | 75,000 | $16.13 | 16.13 | $ 12 |
| Options outstanding, December 31, 2000 | 199,500 | $13.333 to $21.584 | 17.96 | |
| Granted | 180,000 | $10.56 to $12.17 | 11.63 | $127 |
| Options outstanding, December 31, 2001 | 379,500 | $10.56 to $21.58 | 15.04 | |
| Granted | 59,432 | $12.33 | 12.33 | $ 52 |
| | | | | **Weighted Average Remaining Contractual Life** |
| Options outstanding, December 31, 2002 | 438,932 | $10.56 to $21.58 | $14.68 | 7.0 years |
| Options exercisable, December 31, 2002 | 299,311 | $10.56 to $21.58 | $17.62 | |

As of December 31, 2002 and 2001, 500,000 and 63,933 shares, respectively, were available for award under the Directors Plan in any combination of options or shares of common stock. The Company recorded expense in the amount of $140, $140 and $165 related to stock based compensation under the Directors Plan for the years ended December 31, 2002, 2001 and 2000, respectively.

**14. Pro Forma Disclosures on Stock Based Compensation**

The Company applies APB 25, “Accounting for Stock Issued to Employees” in accounting for its stock plans. Pro forma information regarding net income and earnings per share is required by SFAS No. 123 using an acceptable fair value method for all stock based compensation granted by the Company subsequent to December 31, 1994. The Company estimated the fair value for this stock based compensation at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000: risk-free interest rate of 2.21%, 3.91% and 5.74%, respectively; dividend yield of 7.56%, 9.20% and 12.71%, respectively; volatility factor of the expected market price of the Company’s common stock of 0.26, 0.30 and 0.27, respectively; and a weighted-average expected life of the options of 2, 2 and 4 years, respectively. For purposes of pro forma disclosures, the estimated fair value of stock based compensation is amortized to expense over the applicable vesting periods. See Note 1 for pro forma presentation.

Option valuation models used under SFAS No. 123 were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

## 15. Discontinued Operations

SFAS No. 144 requires that the results from operations for all periods presented and the eventual gain/loss on the disposition of operating assets held for sale be segregated as discontinued operations in the consolidated statements of operations for all periods presented. The Company classifies real estate assets as held for sale when a sales contract is executed. For the years ended December 31, 2002, 2001 and 2000, income from discontinued operations includes the results of operations and gain/loss on disposition of nine operating shopping centers or portions of operating shopping centers and four ground leases.

The Company's discontinued operations and the assets relating to the Company's discontinued operations are as follows:

|  | December 31, | |
|---|---|---|
|  | 2002 | 2001 |
| Land | $ 775 | $13,865 |
| Building | 734 | 47,992 |
| Other real estate assets | — | 388 |
|  | 1,509 | 62,245 |
| Less accumulated depreciation | (298) | (5,176) |
| Real estate assets, net | $1,211 | $57,069 |

|  | Years ended December 31, | | |
|---|---|---|---|
|  | 2002 | 2001 | 2000 |
| Revenues | $ 5,000 | $7,458 | $6,402 |
| Operating expenses | 166 | 466 | 246 |
| Real estate taxes | 470 | 342 | 121 |
| Depreciation and amortization | 979 | 1,583 | 1,210 |
| Total expenses | 1,615 | 2,391 | 1,577 |
| Income from operating properties sold or held for sale | 3,385 | 5,067 | 4,825 |
| Net gain (loss) on disposal of properties | 11,450 | (320) | — |
| Discontinued Operations | $14,835 | $4,747 | $4,825 |

## 16. Comprehensive Income

The following table sets forth the computation of comprehensive income (loss):

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2002 | 2001 | 2000 |
| Net income (loss) | $31,950 | $ (4,130) | $23,497 |
| Other comprehensive income (loss): | | | |
|     Unrealized gain (loss) on interest rate swaps | 4,266 | (4,266) | — |
| Comprehensive income (loss) | $36,216 | $ (8,396) | $23,497 |

## 17. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (restated):

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2002 | 2001 | 2000 |
| Numerator: | | | |
|     Net income (loss) from continuing operations | $12,671 | $(32,306) | $ 3,960 |
|     Discontinued operations | 14,835 | 4,747 | 4,825 |
|     Net gain on real estate sales | 4,616 | 25,317 | 14,712 |
|     Extraordinary item | — | (1,608) | — |
|     Cumulative effect of change in accounting principle | (172) | (280) | — |
|     Dividends to preferred shareholders | (4,688) | (4,688) | (4,688) |
|     Net income attributable to common shareholders | $27,262 | $ (8,818) | $18,809 |
| Denominator (in thousands): | | | |
|     Weighted-average shares outstanding | 34,802 | 32,954 | 32,829 |
|     Unvested restricted stock outstanding | (193) | (284) | (456) |
|     Denominator for basic earnings per share | 34,609 | 32,670 | 32,373 |
|     Dilutive effect of stock options and unvested restricted stock | 123 | — | 56 |
|     Denominator for diluted earnings per share | 34,732 | 32,670 | 32,429 |
| Net income (loss) per common share: | | | |
|     Basic | $ 0.79 | $ (0.27) | $ 0.58 |
|     Diluted | $ 0.79 | $ (0.27) | $ 0.58 |

The Company is the general partner in a limited partnership, formed to own and operate a shopping center in Milwaukee, Wisconsin, that issued limited partnership units initially valued at $3,000. Subject to certain conditions, the limited partnership units are exchangeable for cash or 139,535 shares of the Company's common stock. As of December 31, 2002, none of the limited partnership units has been exchanged for shares. Using the "if-converted" method, the effect of these units is antidilutive; therefore, they have been excluded from the computation of earnings per share.

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## 18.  Commitments

As of December 31, 2002, the Company had 35 executed construction contracts related to its development projects and had approximately $13,441 in costs remaining to be incurred under these contracts, including retainage payable. Additionally, as of December 31, 2002, the Company had committed to purchase land at six development sites totaling $42,736, subject to certain due diligence contingencies.

As of December 31, 2002, the Company guaranteed a $1,326 loan held by an unconsolidated entity. The loan is secured by land owned by the unconsolidated entity and matures on June 14, 2003. The guarantee is in effect though the loan maturity date.

The Company had letters of credit outstanding from financial institutions totaling $1,276 as of December 31, 2002, which were not recorded on the balance sheet. The letters of credit were required by the municipalities at six of the Company's projects to ensure completion of portions of the various projects.

As of December 31, 2002, the Company had entered into employment agreements with certain key executives. The length of the contracts range from 1 to 2 years. The agreements provide for base salaries, minimum cash bonus payments and other routine provisions including stock and stock option vesting arrangements. Under each agreement, in the event employment is terminated following a "Change in Control," as defined in the agreements, the Company is committed to pay certain benefits, including the payment of up to two years of the employee's salary and specified bonuses, and accelerate the vesting of all restricted stock and stock options.

The Company has an obligation to fund operating deficits of one of its unconsolidated entities. No such deficits have occurred to date.

## 19.  Contingencies

The Company and certain former officers and directors of the Company were subject to a consolidated class action lawsuit (the "Consolidated Class Action") pending before the United States District Court for the Northern District of Georgia (the "Federal Court"). The Consolidated Class Action alleged that the defendants violated certain federal securities laws an participated in making material misstatements or omissions in public filings. On July 6, 2001, the Company, the current officers and directors named in the lawsuit, and certain former officers of the Company reached an agreement with the plaintiffs to settle the Consolidated Class Action.

The terms of the settlement of the Consolidated Class Action are set forth in detail in the Stipulation and Agreement of Settlement filed with the Federal Court on August 14, 2001 (the "Class Action Settlement Agreement"). Under the terms of the Class Action Settlement Agreement, the Company and JDN Development agreed to pay the plaintiffs approximately $16,816 in cash and to issue 1,681,568 shares of the Company's common stock. In addition, the Company and JDN Development agreed to provide a $4,000 guarantee that class members will receive a minimum of $7,500 by virtue of recoveries from or settlements with certain former officers and directors not dismissed from the Consolidated Class Action as well as the Company's former outside legal counsel (the "Non-Settling Parties").

Moreover, the Company agreed to take action against such parties to recover damages it believes the Company has suffered as a result of their actions. Accordingly, on June 15, 2001 the Company filed claims in the Superior Court of Fulton County, Georgia against certain former officers of the Company, and Non-Settling Parties. The first $8,000 of amounts received from third parties in either the Consolidated Class Action or the actions brought by the Company will go to the class members, and amounts received in excess of $3,500 will reduce the Company's $4,000 guarantee dollar-for-dollar. The Class Action

Settlement Agreement also provides for a full release of the Company and JDN Development from all claims asserted in the Consolidated Class Action or that could have been asserted based on or in connection with the facts underlying the consolidated complaint.

The settlement of the Consolidated Class Action on the terms set forth in the Class Action Settlement Agreement received final approval by the Federal Court on November 15, 2001. However, certain members of the class opted out of the lawsuit, and there can be no assurance that any of those individuals will not name the Company and/or JDN Development as parties to additional lawsuits. The Company funded the cash portion of the settlement on November 2, 2001 and issued the stock portion of the Class Action Settlement Agreement on December 14, 2001. The $4,000 guaranty payment referred to above was paid on March 15, 2002.

During 2001, the Company was also subject to shareholder derivative lawsuits in Federal Court and in Fulton County Superior Court, that named the Company as a nominal defendant and raised claims against certain current and former members of management and the Company's board of directors. On July 26, 2001, the Company and certain of the individual defendants reached an agreement to settle the Derivative Actions on terms set forth in a Stipulation of Settlement of Derivative Actions filed with the Federal Court on September 26, 2001 (the "Derivative Settlement Agreement"). Under the terms of the Derivative Settlement Agreement, the Company agreed to formalize certain corporate governance policies and to pay the plaintiffs' attorneys' fees using 248,000 shares of the Company's common stock. The settlement received final approval by the Federal Court on November 15, 2001 and the shares were issued on December 14, 2001.

The Company recorded a settlement expense of $43,469 related to the settlement of the Consolidated Class Actions and the Derivative Actions for the year ended December 31, 2001. In addition, the Company recorded $1,490 in legal and other costs that the Company expected to incur related to the aforementioned settlements.

The Company is from time to time a party to legal proceedings that arise in the ordinary course of its business. The Company is not currently involved in any litigation the outcome of which would, in management's judgement based on information currently available, have a material adverse effect on the results of operations or financial condition of the Company, nor is management aware of any such litigation threatened against the Company.

## 20.    Related Party Transactions

GeoSurvey, Ltd. Co. ("GeoSurvey") performed survey work for the Company and until October 2000 was 50% owned by two former executive officers of JDN Development and 50% owned by an unrelated third party. In October 2000, the two former executive officer owners transferred their ownership interest to an unrelated third party. During the year ended December 31, 2000, the Company paid for services provided by GeoSurvey in the amount of $17. JDN Development paid additional amounts to Geosurvey in 2000.

Comm-Aviation, LLC ("Comm-Aviation"), which was 99% owned by the Company's former Chief Executive Officer, provided charter flight service to the Company. During the year ended December 31, 2000, the Company paid for services provided by Comm-Aviation in the amount of $47. JDN Development paid additional amounts to Comm-Aviation in 2000.

Lightyear Holdings, Inc. (formerly Unidial Holdings, Inc.) ("Lightyear"), which was 31% owned by the Company's former Chief Executive Officer through June 2, 2000, provided telecommunication services to the Company. The Company's current Chief Executive Officer, who is also a member of the Company's board, served as a board member of Lightyear from August 1996 until April 2000. During the year ended December 31, 2000, the Company paid for services provided by Lightyear in the amount of $37.

L3 Corporation ("L3"), a real estate company that provides leasing and brokerage services to tenants, is owned by the brother of an executive officer of the Company. During the years ended December 31, 2002 and 2001, the Company executed leases with a tenant in which L3 was listed as an exclusive broker along with another real estate company. Pursuant to the leases and related agreements, the Company paid the exclusive brokers $132 in 2002. Compensation for these services is determined to be at market rates.

## 21.    Merger Agreement

On March 13, 2003, the Company consummated an Agreement and Plan of Merger (the "Merger Agreement") with Developers Diversified Realty Corporation ("DDR") pursuant to which the Company's common shareholders received 0.518 of a share of DDR common stock in exchange for each share of the Company's common stock. In addition, the Company's preferred shareholders received in exchange for each share of the Company's preferred stock one share of a class of DDR voting preferred stock with similar terms and conditions as the Company's preferred stock. The merger qualified as a tax-free reorganization and was approved by both companies' shareholders. In conjunction with the transaction, DDR nominated the Company's Chief Executive Officer to its Board of Directors at its special meeting to approve the merger. The nomination will be voted on at DDR's annual meeting in 2003.

On March 13, 2003, in connection with the merger, the Secured Credit Agreement (see Note 3) was repaid in full. It is anticipated that DDR will repay the MOPPRS (see Note 2) on March 31, 2003.

In connection with the merger, the Company incurred approximately $3,282 in transaction related costs. These costs are reflected in Transaction costs on the consolidated Statements of Operations. Additionally, as stated in Note 18, in connection with the merger, the Company is committed to pay certain benefits, including the payment of salary and bonuses, and accelerate the vesting of all restricted stock and stock options.

No adjustments have been made to the December 31, 2002 financial statements of the Company as a result of the merger with DDR.

## 22.    Subsequent Events

On March 11, 2003, the Company sold three of its shopping center properties containing 412,945 square feet with a cost basis of $31,271 to a third party purchaser for approximately $40,785. In connection with the sales, the buyer assumed three of the Company's mortgage notes representing $33,364 in the aggregate.

## 23.    Quarterly Financial Information (Unaudited) (Restated)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2002 and 2001:

|  | First | Second | Third | Fourth |
|---|---:|---:|---:|---:|
| **2002:** | | | | |
| Revenues | $26,910 | $ 25,216 | $24,857 | $26,763 |
| Net income (loss) from continuing operations*(2)* | $ 5,024 | $ 4,148 | $ 3,813 | $ (314) |
| Net gain on real estate | 775 | 909 | 1,332 | 1,600 |
| Discontinued operations | 1,978 | 1,611 | 1,909 | 9,337 |
| Extraordinary item | — | — | — | — |
| Cumulative effect of change in accounting principle | (172) | — | — | — |
| Net income (loss) | $ 7,605 | $ 6,668 | $ 7,054 | $10,623 |
| Net income (loss) attributable to common shareholders | $ 6,433 | $ 5,496 | $ 5,882 | $ 9,451 |
| **Income (loss) per common share — basic:** | | | | |
| Income from continuing operations (net of taxes and preferred dividends) | $ 0.11 | $ 0.09 | $ 0.08 | $ (0.04) |
| Discontinued operations | 0.06 | 0.05 | 0.05 | 0.27 |
| Extraordinary item | — | — | — | — |
| Cumulative effect of change in accounting principle | (0.01) | — | — | — |
| Net income (loss) attributable to common shareholders | $ 0.19 | $ 0.16 | $ 0.17 | $ 0.27 |
| **Income (loss) per common share — diluted:** | | | | |
| Income from continuing operations (net of taxes and preferred dividends) | $ 0.11 | $ 0.08 | $ 0.08 | $ (0.04) |
| Discontinued operations | 0.06 | 0.05 | 0.05 | 0.27 |
| Extraordinary item | — | — | — | — |
| Cumulative effect of change in accounting principle | (0.01) | — | — | — |
| Net income (loss) attributable to common shareholders | $ 0.19 | $ 0.16 | $ 0.17 | $ 0.27 |
| **2001:** | | | | |
| Revenues | $25,098 | $ 24,593 | $23,285 | $23,773 |
| Net income (loss) from continuing operations | $ 3,156 | $(43,981)*(1)* | $ 7,043 | $ 1,476 |
| Net gain on real estate | 11,740 | (111) | 10,181 | 3,507 |
| Discontinued operations | 1,215 | 1,292 | 914 | 1,326 |
| Extraordinary item | (1,608) | — | — | — |
| Cumulative effect of change in accounting principle | (280) | — | — | — |
| Net income (loss) | $14,223 | $ (42,800) | $18,138 | $ 6,309 |
| Net income (loss) attributable to common shareholders | $13,051 | $ (43,973) | $16,966 | $ 5,138 |
| **Income (loss) per common share — basic:** | | | | |
| Income from continuing operations (net of taxes and preferred dividends) | $ 0.06 | $ (1.38) | $ 0.18 | $ 0.01 |
| Discontinued operations | 0.04 | 0.04 | 0.03 | 0.04 |
| Extraordinary item | (0.05) | — | — | — |
| Cumulative effect of change in accounting principle | (0.01) | — | — | — |
| Net income (loss) attributable to common shareholders | $ 0.40 | $ (1.35) | $ 0.52 | $ 0.16 |
| **Income (loss) per common share — diluted:** | | | | |
| Income from continuing operations (net of taxes and preferred dividends) | $ 0.06 | $ (1.38) | $ 0.18 | $ 0.01 |
| Discontinued operations | 0.04 | 0.04 | 0.03 | 0.04 |
| Extraordinary item | (0.05) | — | — | — |
| Cumulative effect of change in accounting principle | (0.01) | — | — | — |
| Net income (loss) attributable to common shareholders | $ 0.40 | $ (1.35) | $ 0.52 | $ 0.16 |

*(1)* *Second quarter 2001 net income was impacted by settlement expense, which included expenses related to the settlement of the Class and Derivative Actions. Settlement expense for the second quarter was $47,610 or $1.46 per share.*
*(2)* *The operating results for the first, second and third quarter have been restated to comply with the reporting requirements of SFAS No. 144.*

## 24. Restatement

The Company reclassified net gain on real estate sales in the Consolidated Statement of Operations of $4,616, $25,317 and $14,712 in the years ended December 31, 2002, 2001 and 2000, respectively, included in income (loss) from continuing operations to net gain on real estate sales following Discontinued operations. Although this had no effect on net income (loss) per share attributable to common shareholders, income (loss) per common share from continuing operations (net of preferred dividends) basic and diluted were adjusted as set forth in the Consolidated Statement of Operations.

## Report of Independent Auditors

**Shareholders and Board of Directors**
**JDN Realty Corporation**

We have audited the accompanying consolidated balance sheets of JDN Realty Corporation as of December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JDN Realty Corporation at December 31, 2002 and 2001 and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

As discussed in the Real Estate Assets section of Note 1 to the consolidated financial statements, in 2002, the Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

/s/ ERNST & YOUNG LLP

Atlanta, Georgia
March 18, 2003, except as to Note 24 as to which the date is January 20, 2004

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**DEVELOPERS DIVERSIFIED REALTY CORPORATION**

Date January 20, 2004

/s/ William H. Schafer

William H. Schafer
Senior Vice President and Chief Financial Officer

F-31